News Release	NYSE-AMEX, TSX Symbol: NG

NovaGold Second Quarter Financial Results and Projects Update

July 13, 2011 - Vancouver, British Columbia - NovaGold Resources Inc. (NYSE-AMEX, TSX: NG) today announced the results of its second quarter ended May 31, 2011. Details of the Company’s financial results are contained in the unaudited consolidated financial statements and Management’s Discussion and Analysis which, together with further details on each of the Company’s projects, including mineral resource estimates, will be available on the Company’s website at www.novagold.net, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. All amounts are in Canadian dollars unless otherwise stated.

NovaGold will host a conference call and webcast
Thursday, July 14 at 8:30am PST (11:30am EST)
Webcast: www.novagold.net
North American callers: 1-866-212-4491
International callers: 416-800-1066

President’s Message

During the quarter, our team at NovaGold continued working on the advancement of its three principal projects: Donlin Gold(1) project in Alaska, Galore Creek copper-gold-silver project in British Colombia and Ambler polymetallic project in Alaska. Our strategy of delivering two world-class mines with our 50% partners Barrick Gold Corporation (“Barrick”) at Donlin Gold and Teck Resources at Galore Creek remained on track. The addition of the Ambler project to our development pipeline, with the release of successful Preliminary Economic Assessment (“PEA”) in April, provides NovaGold with two strong platforms: one in gold and the other in copper. Donlin Gold and Galore Creek have substantial endowments of gold, while Galore Creek and Ambler have significant amounts of copper. All three projects, once in operation, would have multi-decade mine lives.

The remainder of this year will be an exciting period for NovaGold. The Galore Creek pre-feasibility is expected to be released later this month and the Donlin Gold feasibility study is expected to be completed in the fourth quarter of 2011. These studies mark a major milestone in the advancement of each respective project. In addition, we have expanded our exploration plans for 2011. Drilling has commenced at Ambler with two rigs operating – one gathering geotechnical and hydrologic information in preparation of further engineering studies and the second exploring for new resources. Drilling has also started at Galore Creek with three rigs currently on site and expanding to five during the summer. Drilling will focus on geotechnical evaluation for tunnel alignment and pit slope stability and converting existing inferred mineral resource to measured and indicated category. In addition, we will launch our Phase II drilling program at our San Roque project in Argentina later this year.

Advancing our Projects
Galore Creek
In May we completed the acquisition of the remaining 40% of Copper Canyon Resources (“Copper Canyon”) NovaGold didn’t already own. Copper Canyon’s main asset was its interest in a property and associated copper-gold resource adjacent to the Galore Creek project. Since the Copper Canyon property is within the area of interest of the Galore Creek Partnership Agreement with Teck, the acquired interest has been offered to the Partnership which has a fixed period of time to respond. If consolidated into Galore Creek Mining Corporation (“GCMC”), the ownership of Copper Canyon would further consolidate GCMC’s land position in the Galore Creek area, simplify infrastructure development and add additional resource and exploration upside.

1	Donlin Creek LLC has been renamed Donlin Gold LLC and the project, formally referenced as Donlin Creek will now be referred to as Donlin Gold

In July we expect to release the results of Galore Creek pre-feasibility study. The study will establish capital and operating cost estimates and production profiles for the project and outline permitting and construction requirements. The completion of a positive pre-feasibility study would enable NovaGold to add Galore Creek gold, silver and copper mineral reserves to its portfolio. Based on preliminary results, GCMC decided to complete additional engineering and environmental work in 2011 and to launch a drill program to convert inferred mineral resource to the measured and indicated category. The partners have approved a $30.5 -million budget for the remainder of 2011 and are hiring staff and mobilizing the equipment required to complete the 2011 work program.

Donlin Gold
In the second half of 2011, Donlin Gold LLC (formerly Donlin Creek LLC), owned equally by wholly owned subsidiaries of NovaGold and Barrick, is expected to complete a revised feasibility study for the Donlin Gold project in Alaska. The study will provide updated cash flow projections for the project using current consensus long-term gold prices as well as updated capital and operating cost estimates. The study is incorporating the use of a natural gas pipeline, which would bring a lower-cost fuel source for on-site power generation instead of previously-assumed diesel fuel. Optimization studies showed that using natural gas as the primary fuel source should reduce power costs, which account for approximately 25% of overall project operating costs. The usage of natural gas should also reduce the environmental footprint of the project and simplify supply chain logistics. Once the feasibility revision is finalized, Donlin Gold LLC is expected to proceed with the preparation and filing of permit applications for the project, a significant milestone on the path toward a construction decision.

Ambler
During the second 2011 quarter, NovaGold completed a PEA at its advanced exploration-stage Ambler copper-zinc-gold-silver project in northern Alaska. The PEA demonstrated that the project has robust economics to allow for development of the high-grade Arctic deposit. With grades averaging approximately 4% copper and 6% zinc, the Arctic deposit is one of the highest-grade known VMS deposits in the world on a copper-equivalent basis. The project’s Net Present Value (NPV8%), using the PEA base case metal price assumptions of US$2.50/lb copper, US$1.05/lb zinc, US$1.00/lb lead, US$1,100/oz gold and US$20/oz silver, was assessed at US$718 million and US$505 million on a pre-tax and post-tax basis, respectively. The corresponding Internal Rates of Return (“IRR”) were estimated at 30% and 25%. Post-tax cash flows were estimated at US$1.7 billion, with full payback occurring in year four of operations. Using recent metal prices of US$4.31/lb copper, US$1.20/lb zinc, US$1.20/lb lead, US$1,425/oz gold and US$36/oz silver, the pre-tax and post-tax Net Present Value (8%) was assessed at US$2.2 billion and US$1.6 billion, respectively, with corresponding Internal Rates of Return of 59% and 50%. Under these conditions, full payback would occur within two years of operations, with post-tax cash flows estimated at US$4.6 billion. With initial start-up capital of US$262 million to build a long-life underground mine and sustaining capital of US$134 million, the Arctic deposit shows great promise. Drilling is underway at the property to convert the inferred and indicated mineral resources to a higher category and also expand the resource base, and we have initiated the environmental and engineering studies required to further advance the project. Mineral resources that are not mineral reserves do not have demonstrated economic viability. We are also working with our Alaska Native partner, NANA Regional Corporation, to finalize a comprehensive agreement for collaborative exploration and development of the Ambler district, which includes a number of historical deposits and prospective targets.

NovaGold remains focused on its business plan and systematically achieving the milestones required to advance its significant projects toward construction and production. With three exceptional properties in our portfolio, and with the expertise of our partners, NovaGold is well-positioned to become a substantial producer of gold and copper.

NovaGold Resources Inc.

Results of operations

	in thousands of Canadian dollars,
	except for per share amounts
	Three months	Three months	Six months	Six months
	ended	ended	ended	ended
	May 31, 2011	May 31, 2010	May 31, 2011	May 31, 2010
	$	$	$	$
Asset impairment – power transmission rights
Impairment charge	-	-	52,668	-
Loss attributable to non-controlling interest	-	-	(13,779)	-
Future income tax recovery	-	-	(9,722)	-
Equity loss	5,562	4,621	10,183	7,017
Foreign exchange (gain) loss	162	(3,299)	(830)	(3,177)
General and administrative	1,553	1,283	2,374	2,140
Gain on disposition of alluvial gold properties	(16,110)	-	(16,110)	-
Interest and accretion	3,560	3,768	7,292	7,428
Mineral properties expense	4,573	617	7,141	928
Project care and maintenance (Galore Creek)	4,047	1,495	6,518	2,731
Project care and maintenance (Rock Creek)	2,300	3,988	4,875	10,628
Salaries, severance and payroll taxes	2,075	2,926	4,544	4,201
Salaries – stock-based compensation	1,514	1,050	5,052	3,141
Loss for the period	(10,561)	(16,813)	(77,917)	(36,225)
Basic and diluted loss per share attributable to the shareholders of the Company	(0.03)	(0.07)	(0.25)	(0.17)

Financial Results
For the three-month period ended May 31, 2011, the Company reported a net loss of $10.6 million (or $0.03 basic and diluted loss per share) compared to a net loss of $16.8 million (or $0.07 basic and diluted loss per share) for the corresponding period in 2010. This variance was mainly due to the gain on disposition of alluvial gold properties of $16.1 million, with no comparable charge during the same period in 2010.

For the six-month period ended May 31, 2011, the Company reported a net loss of $77.9 million (or $0.25 basic and diluted loss per share) compared to a net loss of $36.2 million (or $0.17 basic and diluted loss per share) for the corresponding period in 2010. This variance was mainly due to the non-cash asset impairment of the power transmission rights which resulted in an impairment charge of $52.7 million, of which $13.8 million was attributable to non-controlling interest and $9.7 million to future income tax recovery partially offset by the gain on disposition of alluvial gold properties of $16.1 million.

Expenses for the three-month period ended May 31, 2011 were $27.1 million compared to $17.2 million for the same period in 2010. This increase was primarily due to an increased exploration expense of $4.6 million compared to $0.6 million for the same period in 2010 as the result of an increased level of activity for the Galore Creek pre-feasibility study and exploration work at the Ambler project. The Company also recorded $4.0 million Galore Creek project care and maintenance expense in 2011 compared with $1.5 million in 2010, mainly due to the increased level of activity in 2011 compared to second quarter 2010 as the project progresses by strengthening the existing access areas and upgrading its environmental program.

NovaGold Resources Inc.

Expenses for the six-month period ended May 31, 2011 were $49.3 million compared to $36.8 million for the same period in 2010. This was primarily due to the increased level of activity for the gas pipeline studies at Donlin Gold during the first half of 2011 which resulted in the increase of equity loss to $10.2 million compared with $7.0 million in 2010. The Company also recorded expense of $5.1 million compared with $3.1 million for stock-based compensation during the same periods in 2011 and 2010, respectively; the increase is due to higher valuations for the stock option and performance share units (“PSU”) issued as a result of the higher stock price. During the first six months of 2011, the Company granted 1,234,700 stock options and 244,000 PSUs to employees, consultants and directors. These increases were offset by the reduction of care and maintenance expenditures at Rock Creek, as the Company recorded $4.8 million in the first six months in 2011 compared with $10.6 million in 2010. This was due to the decreased level of activity in 2011 compared to 2010, when the Company was improving the tailings pond infrastructure and water treatment processes at Rock Creek.

Outlook

At May 31, 2011, the Company had cash and cash equivalents of $111.6 million and working capital of $108.0 million.

The Donlin Gold project has an approved 2011 budget of approximately US$43.5 million, with US$17.0 million spent to date, of which the Company’s 50% share is approximately US$20.5 million, with US$8.5 million funded to date. The 2011 work program will focus on completing the feasibility revision to incorporate the natural gas pipeline, and preparing permit applications for the project. During 2011, Donlin Gold will continue to consult with stakeholders and solicit feedback from local communities and its Alaskan Native partners as well as State and Federal regulatory agencies. Donlin Gold has budgeted to spend US$14.6 million in the third quarter, of which the Company’s 50% share is approximately US$7.3 million, on community engagement, environmental studies and feasibility revision activities. The feasibility revision should be complete in the second half of 2011, at which point Donlin Gold is expected, subject to approval by NovaGold and Barrick, to proceed to prepare and file permit applications for the project.

At the Galore Creek project, GCMC spent approximately $12.3 million in the six month period ended May 31, 2011 on care and maintenance, community engagement and completing the pre-feasibility study, and the partners have approved a supplementary budget of $30.5 million for additional exploration and engineering work. Teck was the sole funding partner until June 22, 2011, when it completed its $373.3 million earn-in obligation. NovaGold and Teck will fund the supplementary budget equally with NovaGold’s share being $15.3 million. NovaGold expects to fund $8.3 million in the third quarter at the Galore Creek project for exploration, geotechnical drilling and additional environmental and engineering work to prepare for feasibility-level activities.

At the Ambler project, NovaGold has budgeted approximately US$10.0 million for 2011 for exploration and geotechnical drilling at site and for additional studies to determine the environmental and engineering aspects of developing the Arctic deposit, with US$3.4 million spent to date. The Company continues to work with NANA Corporation to establish an agreement for collaborative development of the Ambler region, including district consolidation and infrastructure development that would benefit both the project and local communities. Management has been working actively with the State of Alaska in discussions regarding the Ambler Mining District Transportation Access. The Company expects to spend US$4.6 million in the third quarter on exploration activities as well as environmental and engineering studies.

At the Rock Creek project, the Company has budgeted approximately US$8.5 million for 2011 with a focus on continuing to meet permit requirements and environmental responsibilities, with US$4.8 million spent to date. While NovaGold is soliciting offers to sell the project, the Company is also preparing an updated closure plan for the project in the event that the Company’s Board of Directors chooses to close and reclaim the property and has budgeted a supplemental US$6.8 million for preparing the updated closure plan. The Company expects to spend US$3.9 million at its Rock Creek project in the third quarter.

NovaGold Resources Inc.

About NovaGold

NovaGold is a precious metals company engaged in the exploration and development of mineral properties in Alaska, U.S.A. and British Columbia, Canada. The Company is focused on advancing its two core properties, Donlin Gold and Galore Creek, with the objective of becoming a low-cost million-ounce-a-year gold producer, and offers superior leverage to gold and copper with one of the largest mineral reserve/resource bases of any junior or mid-tier gold company. NovaGold has a strong track record of expanding deposits through exploration success and forging collaborative partnerships, both with local communities and with major mining companies. The Donlin Gold project in Alaska, one of the world’s largest undeveloped gold deposits, is held by a limited liability company owned equally by wholly-owned subsidiaries of NovaGold and Barrick Gold Corporation. The Galore Creek project in British Columbia, a large copper-gold-silver deposit, is held by a partnership owned equally by wholly-owned subsidiaries of NovaGold and Teck Resources Limited. NovaGold also owns a 100% interest in the high-grade Ambler copper-zinc-gold-silver deposit in northern Alaska and has other earlier-stage exploration properties. NovaGold trades on the TSX and NYSE-AMEX under the symbol NG. More information is available at www.novagold.net or by emailing info@novagold.net.

NovaGold Contact

Greg Martin
Vice President Business Development & Treasurer

604-669-6227 or 1-866-669-6227

# # #

Cautionary Note Regarding Forward-Looking Statements

This press release includes certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included herein including, without limitation, statements relating to NovaGold’s future operating or financial performance, are forward-looking statements. Forward-Looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “intends”, “estimates”, “potential”, “possible” and similar expressions, or statements that events, conditions or results “will”, “may”, “could”, or “should” occur or be achieved. These forward-looking statements are set forth principally under the heading “Outlook” and elsewhere in this news release and may include statements regarding perceived merit of properties; exploration results and budgets; mineral reserves and resource estimates; work programs; capital expenditures; timelines; strategic plans; completion of transactions; market price of precious base metals; or other statements that are not statements of fact. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from NovaGold’s expectations include the uncertainties involving the need for additional financing to explore and develop properties and availability of financing in the debt and capital markets; uncertainties involved in the interpretation of drilling results and geological tests and the estimation of reserves and resources; the need for continued cooperation with Barrick Gold and Teck Resources in the exploration and development of the Donlin Creek and Galore Creek properties; the need for cooperation of government agencies and native groups in the development and operation of properties; the need to obtain permits and governmental approvals; risks of construction and mining projects such as accidents, equipment breakdowns, bad weather, non-compliance with environmental and permit requirements, unanticipated variation in geological structures, ore grades or recovery rates; unexpected cost increases; fluctuations in metal prices and currency exchange rates; and other risk and uncertainties disclosed in NovaGold’s Annual Information Form for the year ended November 30, 2010, filed with the Canadian securities regulatory authorities, and NovaGold’s annual report on Form 40-F filed with the United States Securities and Exchange Commission and in other NovaGold reports and documents filed with applicable securities regulatory authorities from time to time. NovaGold’s forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made. NovaGold assumes no obligation to update the forward-looking statements of beliefs, opinions, projections, or other factors, should they change.

NovaGold Resources Inc.

Cautionary Note Regarding Reserve and Resource Estimate

This press release has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of U.S. securities laws. Unless otherwise indicated, all resource and reserve estimates included in this press release have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining and Metallurgy Classification System. NI 43-101 is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Canadian standards, including NI 43-101, differ significantly from the requirements of the United States Securities and Exchange Commission (“SEC”), and resource and reserve information contained herein may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, the term “resource” does not equate to the term “reserves”. Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC’s disclosure standards normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by U.S. standards in documents filed with the SEC. U.S. investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred mineral resource” will ever be upgraded to a higher category. Under Canadian rules, estimated “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. Investors are cautioned not to assume that all or any part of an “inferred mineral resource” exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in-place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC, and reserves reported by the Company in compliance with NI 43-101 may not qualify as “reserves” under SEC standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.

NovaGold Resources Inc.

Appendix – Reserve & Resource Table

NovaGold Resources Inc.

Notes:

1. These resource estimates have been prepared in accordance with National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Resource Classification System, unless otherwise noted.
2. See numbered footnotes below on resource information. Resources shown in blue are reported as net values to NovaGold after all project earn-ins.
3. AuEq - gold equivalent is calculated using gold and silver in the ratio of gold + silver ÷ (US$1023 Au ÷ US$17 Ag) 2008 - 2010 average metal prices.
4. Sums may not agree due to rounding.

Resource Footnotes:

(1) The basis for the cut-off grade was an assumed gold price of US$825/oz. The new reserve estimate represents a 15% increase over the 29.3 million ounce reserve estimate contained in the 2009 technical report referenced below, and is based on the inclusion of additional drilling and a US$100/oz increase in long-term gold price assumptions from that used in 2009. The increase in reserves is expected to extend the mine life from 21 years to 25 years at the feasibility production rate, and does not materially change the information contained in the technical report. It is believed that the additional storage capacity provided for in the 2009 feasibility study will accommodate the increase in tailings and that the waste rock storage facility can be modified to contain the additional unmineralized rock material. The Qualified Person for this reserve estimate is Kevin Francis, P.Geo., NovaGold Resources Inc.

(2) Mineral resources that are not mineral reserves do not have demonstrated economic viability. Inferred Resources are in addition to Measured and Indicated Resources. Details of Measured and Indicated Resources and other NI 43-101 information can be found by following the links below to the relevant Technical Report. Inferred Resources have a great amount of uncertainty as to their existence and whether they can be mined legally or economically. It cannot be assumed that all or any part of the Inferred Resources will ever be upgraded to a higher category. See "Cautionary Note Concerning Reserve & Resource Estimates".

(3) A variable cut-off grade has been estimated based on recent estimates of mining costs, processing costs (dependent upon sulfur content), selling costs and royalties. Resources are constrained within a Lerchs-Grossman (LG) open-pit shell using the long-term metal price assumption of US$900/oz of gold, which is a US$50/oz increase over the long-term gold price assumption used in the 2009 technical report. Assumptions for the LG shell included pit slopes variable by sector and pit area: mining cost is variable with depth, averaging US$2.08/t mined; process cost is calculated as the percent sulfur grade x US$2.7948 + US$12.82; general and administrative costs, gold selling cost and sustaining capital are reflected on a per tonne basis. Based on metallurgical testing, gold recovery is assumed to be 89.5%. The Qualified Person for this resource estimate is Kevin Francis, P.Geo., NovaGold Resources Inc.

(4) The copper-equivalent grade was calculated as follows:
CuEq = Recoverable Revenue ÷ 2204.62 ÷ US$1.55 ÷ Cu Recovery. Where: CuEq = Copper equivalent grade; Recoverable Revenue = Revenue in US dollars for recoverable copper, recoverable gold, and recoverable silver using metal prices of Cu US$/lb = 1.550, Au US$/oz = 650, Ag US$/oz = 11. Cu Recovery = Recovery for copper based on mineral zone and total copper grade. The cutoff grade is based on assumptions of offsite concentrate and smelter charges and onsite plant recovery and is used for break-even mill feed/waste selection.

(5) The copper-equivalent grade was calculated as follows: CuEq = Recoverable Revenue ÷ 2204.62 * 100 ÷ 1.55. Where: CuEq = Copper equivalent grade; Recoverable Revenue = Revenue in US dollars for recoverable copper, recoverable gold and recoverable silver using metal prices of US$1.55/lb, US$650/oz, and US$11/oz for copper, gold, and silver, respectively; Cu Recovery = 100%.

(6) Resources stated as contained within a potentially economically minable underground shapes above a US$75.00/t NSR cut-off

(7) NSR calculation is based on assumed metal prices of US$2.50/lb for copper, US$1,000/oz for gold, US$16.00/oz for silver, US$1.00/lb for zinc and US$1.00/lb for lead. A mining cost of US$45.00/t and combined processing and G&A costs of US$31.00 were assumed to form the basis for the resource NSR cut-off determination.

(8) NovaGold Canada Inc. has agreed to transfer its 60% joint venture interest in the Copper Canyon property to the Galore Creek Partnership, which is equally owned by NovaGold Canada Inc.and a subsidiary of Teck Resources Limited. The remaining 40% joint venture interest in the Copper Canyon property is owned by another wholly owned subsidiary of NovaGold."

Cautionary Note Concerning Reserve & Resource Estimates

This summary table uses the term "resources", "measured resources", "indicated resources" and "inferred resources". United States investors are advised that, while such terms are recognized and required by Canadian securities laws, the United States Securities and Exchange Commission (the "SEC") does not recognize them. Under United States standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Mineral resources that are not mineral reserves do not have demonstrated economic viability. United States investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves. Further, inferred resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher category. Therefore, United States investors are also cautioned not to assume that all or any part of the inferred resources exist, or that they ounces" is permitted disclosure under Canadian regulations, however, the SEC normally only permits issuers to report "resources" as in place tonnage and grade without reference to unit measures. Accordingly, information concerning descriptions of mineralization and resources contained in this release may not be comparable to information made public by United States companies subject to the reporting and disclosure requirements of the SEC.

National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101") is a rule developed by the Canadian Securities Administrators, which established standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all resource estimates contained in this circular have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System.

Technical Reports and Qualified Persons

The documents referenced below provide supporting technical information for each of NovaGold's projects.

Project	Qualifed Person(s)	Most Recent Disclosure & Filing Date	Link to Most Recent Disclosure
Donlin Gold	Kirk Hanson P.E., AMEC Gordon Seibel M.AusIMM, AMEC Simon Allard, P.Eng. Gregory Wortman P.Eng., AMEC Alexandra Kozak P.Eng., AMEC	Donlin Creek Gold Project, Alaska, USA NI 43-101 Technical Report - April 1, 2009	http://www.novagold.com/upload/technical_reports/DonlinCreekFS.pdf
Donlin Gold	Kevin Francis, P.Geo., NovaGold Resources Inc.	March 2010 reserve and resource updates: NovaGold press release - March 22, 2010	http://novagold.com/section.asp?pageid=13238
Galore Creek	Kevin Francis, P.Geo., NovaGold Resources Inc.	Galore Creek Property NI 43-101 Technical Report - January 25, 2008	http://www.novagold.net/upload/technical_reports/GaloreCreekJan2008TechReport.pdf
Copper Canyon	Erin Workman, P.Geo., NovaGold Resources Inc.	Not publicly released - updated March 2008	http://www.novagold.net/upload/technical_reports/CopperCanyonFebruary2005.pdf
Ambler	Russ White, P.Geo., SRK Consulting Neal Rigby, C.Eng., MIMMM, Ph.D., SRK Consulting	NI 43-101 Preliminary Economic Assessment, Ambler Project - May 9, 2011	http://www.novagold.com/upload/pdf/Ambler_PEA_May2011.pdf

NovaGold Resources Inc.